As confidentially submitted to the United States Securities and Exchange Commission on
As confidentially submitted to the United States Securities and Exchange Commission on September 29, 2025.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Actelis Networks, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3669	52-2160309
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Actelis Networks, Inc.

4039 Clipper Court
Fremont, CA 94538
(510) 545-1045

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Tuvia Barlev
Chief Executive Officer and Chairman of the Board of Directors
Actelis Networks, Inc.
4039 Clipper Court
Fremont, CA 94538
(510) 545-1045

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Eyal Peled, Esq.

Greenberg Traurig LLP

One Vanderbilt Avenue,

New York, New York 10017

Phone: (212) 801-9210

Fax: (212) 801-6400

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended (“Securities Act”), or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED SEPTEMBER 29, 2025

Actelis Networks, Inc.

Up to           Shares of Common Stock

Up to            Shares of Common Stock Issuable Upon Exercise of the

Placement Agent Warrants

We are offering in a best-efforts offering            shares of our common stock, par value $0.001 per share of Actelis Networks, Inc., a Delaware Company (“Actelis”, the “Company”, “our company”, “we” or “us”), at an assumed public offering price of $           per share of common stock (based the closing price of our common stock on the Nasdaq Capital Market, or Nasdaq, on           , 2025).

Our common stock is traded on the Nasdaq Capital Market, or Nasdaq, under the symbol “ASNS”. On September 26, 2025, the closing price of our common stock on the Nasdaq Capital Market was $0.39 per share.

The public offering price per share will be determined at the time of pricing, and may be at a discount to the then current market price. The recent market price used throughout this prospectus may not be indicative of the final offering price. The final public offering price will be a fixed price determined through negotiation between us and investors based upon a number of factors, including our history and our prospects, the state of the industry in which we operate, our recent operating results, and the general condition of the securities markets at the time of this offering.

We are also registering shares of common stock that are issuable from time to time upon exercise of the Placement Agent Warrants.

This offering will terminate on           , 2025, unless we decide to terminate the offering (which we may do at any time in our discretion) prior to that date. We will have one closing for all the securities purchased in this offering. The public offering price per share will be fixed for the duration of this offering.

We have engaged H.C. Wainwright & Co., LLC (the “Placement Agent”) to act as our exclusive placement agent in connection with this offering. The Placement Agent has agreed to use its reasonable best efforts to arrange for the sale of the securities offered by this prospectus. The Placement Agent is not purchasing or selling any of the securities we are offering and the Placement Agent is not required to arrange the purchase or sale of any specific number of securities or dollar amount. We have agreed to pay to the Placement Agent the placement agent fees set forth in the table, which assumes that we sell all of the securities offered by this prospectus. There is no minimum offering requirement as a condition of closing of this offering. Because there is no minimum offering amount required as a condition to closing this offering, we may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us. We will bear all costs associated with the offering and investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to pursue our business goals described in this prospectus. In addition, because there is no escrow account and no minimum offering amount, investors could be in a position where they have invested in our company, but we are unable to fulfill all of our contemplated objectives due to a lack of interest in this offering. Further, any proceeds from the sale of securities offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. See “Plan of Distribution” on page 33 of this prospectus for more information regarding these arrangements.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

	Per Share	Total
Public offering price	$	$
Placement agent fees (1)	$	$
Proceeds to us, before expenses (2)	$	$

(1)	We have agreed to pay the Placement Agent cash fee equal to % of the gross proceeds raised in this offering. We have also agreed to reimburse the Placement Agent for certain of its offering-related expenses, including a management fee of % of the gross proceeds raised in this offering, to reimburse the Placement Agent for its non-accountable expenses in the amount of $ , for its legal fees and expenses and other out-of-pocket expenses in an amount up to $ , and for its clearing expenses in the amount of up to $ . In addition, we have agreed to issue to the Placement Agent, or its designees, warrants to purchase up to a number of common stock equal to % of the aggregate number of our common stock being offered, at an exercise price equal to _____% of the public offering price of our common stock (the “Placement Agent Warrants”). See “Plan of Distribution” for additional information and a description of the compensation payable to the Placement Agent.

In addition, we have agreed to issue to the placement agent, or its designees, warrants to purchase a number of shares of our common stock equal to          % of the aggregate number of shares of common stock and pre-funded warrants sold to the investors in this offering, provided that no such warrants shall be issued with respect to up to $          million of gross proceeds received from Company Investors, at an exercise price equal to          % of the combined public offering price per share of common stock and accompanying warrant (the “Placement Agent Warrants”).

(2)	We estimate the total expenses of this offering payable by us, excluding the placement agent fee, will be approximately $ . Because there is no minimum number of securities or amount of proceeds required as a condition to closing in this offering, the actual public offering amount, Placement Agent fees, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 10 of this prospectus, and under similar headings in any amendments or supplements to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We expect to deliver the securities to the purchasers in the offering on or about           , 2025, subject to satisfaction of certain conditions

H.C. Wainwright & Co.

Prospectus dated           , 2025

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act”). These forward-looking statements include, but are not limited to, statements regarding the Company’s and the Company’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, including statements regarding our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about:

●	our history of losses and need for additional capital to fund our operations and our ability to obtain additional capital on acceptable terms, or at all;

●	our ability to protect our intellectual property and continue to innovate;

●	our success in retaining or recruiting, or changes required in, our officers, key employees or directors;

●	the potential insufficiency of our disclosure controls and procedures to detect errors or acts of fraud;

●	the accuracy of our estimates regarding expenses, future revenues, and capital requirements;

●	the success of competing products or technologies that are or may become available;

●	the success of competing products or technologies that may become available;

●	our ability to grow the business due to the uncertainty resulting from the COVID-19 pandemic or any future pandemic;

●	our ability to comply with complex and increasing regulations by governmental authorities;

●	our ability to regain and maintain compliance with continued listing requirements of the Nasdaq Capital Market;

●	our ability to continue as a going concern;

●	statements as to the impact of the political and security situation in Israel on our business, including due to the number of armed conflicts between Israel and Hamas (an Islamist militia and political group in the Gaza Strip), Hezbollah (an Islamist militia and political group in Lebanon) and Iran;

●	our public securities’ potential liquidity and trading; and

●	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act.

The forward-looking statements contained in this prospectus and in any document incorporated by reference are based on current expectations, forecasts and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting we will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties, some of which are beyond our control, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the factors described or incorporated by reference under the heading “Risk Factors” below.

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. It is not possible to predict or identify all such risks. Accordingly, forward-looking statements in this prospectus and in any document incorporated herein by reference should not be relied upon as representing our views as of any subsequent date, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

These forward-looking statements are based on information available as of the date of this prospectus, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. Those statements are based upon information available to us as of the date of this prospectus and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Those statements are inherently uncertain, and investors are cautioned not to unduly rely upon those statements.

i

ABOUT THIS PROSPECTUS

Unless the context indicates otherwise, references in this prospectus to “Actelis”, “we”, “us,” “our,” “the Company”, “our company” and similar terms refer to Actelis Networks, Inc., a Delaware corporation. Actelis has a wholly-owned subsidiary, Actelis Networks Israel, Ltd, an Israeli company (“Actelis Israel”).

We and the Placement Agent have not authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in or incorporated by reference in this prospectus is accurate only as of its date regardless of the time of delivery of this prospectus or of any sale of common stock.

To the extent there is a conflict between the information contained in this prospectus, on the one hand, and the information contained in any document incorporated by reference filed with the U.S. Securities and Exchange Commission (the “SEC”) before the date of this prospectus, on the other hand, you should rely on the information in this prospectus. If any statement in a document incorporated by reference is inconsistent with a statement in another document incorporated by reference having a later date, the statement in the document having the later date modifies or supersedes the earlier statement.

Neither we nor the Placement Agent have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who come into possession of this prospectus and any free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any free writing prospectus applicable to that jurisdiction. We will not make an offer to sell these common stock in any jurisdiction where the offer or sale is not permitted.

This prospectus contains market data and industry statistics and forecasts that are based on independent industry publications and other publicly available information. Although we believe that these sources are reliable, we do not guarantee the accuracy or completeness of this information and we have not independently verified this information. Although we are not aware of any misstatements regarding the market and industry data presented or incorporated by reference in this prospectus, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” and any related free writing prospectus. These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.” Accordingly, investors should not place undue reliance on this information.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should read this entire prospectus and should consider, among other things, the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto appearing elsewhere in this prospectus before making your investment decision. This prospectus contains forward-looking statements and information relating to Actelis Networks, Inc. See “Cautionary Note Regarding Forward-Looking Statements.”

Actelis Networks, Inc. (“Actelis,” “we,” “us,” “our,” “the Company,” “our company”) is a market leader in cyber-hardened, rapid-deployment networking solutions for wide-area IoT applications including federal, state and local government, intelligent traffic systems (“ITS”), military, utility, rail, telecom and campus applications. Our unique portfolio of hybrid fiber, environmentally hardened aggregation switches, high density Ethernet devices, advanced management software and cyber-protection capabilities, unlocks the hidden value of essential networks, delivering safer connectivity for rapid, cost-effective deployment.

Our networking solutions use a combination of newly deployed fiber infrastructure and existing copper and coaxial lines which our patented technology can upgrade to Fiber-grade to jointly create what we believe to be a highly cost-effective, secure, and quick-to-deploy network. Our patent protected hybrid fiber networking solutions deliver excellent communication over fiber to locations that may be easy to reach with new fiber. However, for locations that are difficult, or too costly to reach with fiber, we can upgrade existing copper lines to deliver cyber-hardened, high-speed connectivity without needing to replace the existing copper infrastructure with new fiber. We believe that such hybrid fiber copper networking solution has distinct advantages in most real-life installations, while providing significant budget savings and accelerating deployment of modern IoT networks, as based on our experience, most IoT projects have challenging, hard to reach with fiber locations which may explode such projects’ timeline and budgets. We believe that our solutions can provide connectivity over either fiber or copper with speeds of up to multi-Gigabit communication, while supporting Fiber-grade reliability and quality.

A primary focus of ours is to provide our customers with a cyber-secure network solution. We currently offer Triple-Shield protection of data delivered with coding, scrambling and encryption of the network traffic. We also provide secure, encrypted access to our network management software, and are working to further enhance system-level and device-level software protection. We are also working to introduce additional capabilities for network-wide cyber protection software as an additional SW and license-based services.

When high speed, long reach, reliable and secure connectivity is required, network operators usually resort to using wireline communication over physical communication lines such as fiber, coax, and copper, rather than wireless communication that is more limited in performance, reliability, reach and security. However, new fiber wireline infrastructure is costly to deploy, involves lengthy civil works to install, and, based on our internal calculations, often accounts for more than 50% of total cost of ownership (ToC) and time to deploy wide-area IoT projects.

Providing new fiber connectivity to hard-to-reach locations is especially costly and time-consuming, often requiring permits for boring, trenching, and right-of-way, sometimes done over many miles. Connecting such hard-to-reach locations may cause significant delays and budget overruns in IoT projects. Our solutions aim to solve these challenges by instantly enhancing performance of such existing copper and coax infrastructure to fiber-grade performance, through the use of advanced signal processing and unique, patented network architecture, without the need to run new fiber to hard-to-reach locations; thus, effectively accelerating deployment of many IoT projects, as we estimate, sometimes from many months to only days. The result for the network owner is a hybrid network that optimizes the use of both new Fiber (where available) as well as upgraded, fiber-grade copper and coax that is now modernized, digitized and cyber-hardened. This unique hybrid network approach is making IoT projects often significantly more affordable, fast to deploy and predictable to plan and budget.

In addition, our solutions can also provide power over existing copper and coax lines to remotely power up network elements and IoT components connected to them (like cameras, small cell and Wi-Fi base stations sensors etc.). Connecting power lines to millions of IoT locations can be costly and very time consuming as well (similar to data connectivity, for the same reason — need for civil works). By offering the ability to combine power delivery over the same existing copper and coax lines that we use for high-speed data, we believe our solutions are solving yet another important challenge in connecting hard-to-reach locations. We believe that combining communication and power over the same existing lines is particularly important to help connect many fifth generation, or 5G, small cells and Wi-Fi base stations, as high cost of connectivity and power is often slowing their deployment.

Since our inception, our business was focused on serving telecommunication service providers, also known as Telcos, to provide connectivity for enterprises and residential customers. Our products and solutions have been deployed with more than 100 telecommunication service providers worldwide, in enterprise, residential and mobile base station connectivity applications. In recent years, as we have further developed our technology and introduced additional products, we turned our focus on serving the wide-area IoT, federal and DoD markets, as well as multi-dwelling units, and introduced, in 2024, our cyber-aware networking solutions for IoT markets as well.

Recent Developments

July 2025 Private Placement

On June 30, 2025, we entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”), pursuant to which we agreed to issue and sell to the Investors in a private placement (the “July 2025 Private Placement” or the “Offering”) (a) 1,626,019 shares of Common Stock, (b) Series A-3 warrants to purchase up to 1,626,019 shares of Common Stock, and (c) Series A-4 Warrants to purchase up to 3,252,038 shares of Common Stock, for a purchase price of $0.615 per share and related Common Warrants, for a total aggregate gross proceeds of approximately $1 million. The July 2025 Private Placement closed on July 2, 2025.

The Series A-3 Warrants have an exercise price of $0.615 per share, are exercisable commencing on the effective date of shareholder approval (the “Shareholder Approval Date”) of the issuance of the shares issuable upon exercise of the Common Warrants (“Shareholder Approval”) and expire five years following the Shareholder Approval Date.

The Series A-4 Warrants have an exercise price of $0.615 per share, are exercisable commencing on the Shareholder Approval Date and expire eighteen months following the Shareholder Approval Date.

Under the terms of the Common Warrants, the Selling Stockholders may not exercise the warrants to the extent such exercise would cause the Investor, together with its affiliates and attribution parties, to beneficially own a number of shares of common stock which would exceed 4.99% (or, at such Investor’s option upon issuance, 9.99%), of the Company’s then outstanding Common Stock following such exercise, excluding for purposes of such determination shares of Common Stock issuable upon exercise of such warrants which have not been exercised.

H.C. Wainwright & Co., LLC acted as the Placement Agent for the issuance and sale of the Securities. The Company has agreed to pay up to an aggregate cash fee equal to 7.0% of the gross proceeds received by the Company from the Offering. The Company also agreed to pay the Placement Agent $35,000 for non-accountable expenses and a management fee equal to 1.0% of the gross proceeds raised in the Offering. The Company also agreed to issue to the Placement Agent, or its designees, Placement Agent Warrants to purchase up to 7.0% of the aggregate number of the shares of Common Stock sold to the Investors (or warrants to purchase up to 113,821 shares of Common Stock) at an exercise price per share of $0.7688 which will be exercisable commencing on the Shareholder Approval Date and a have term of five years after the Shareholder Approval Date (the “July 2025 Placement Agent Warrants,” and collectively with the Common Warrants, the “July 2025 Warrants”). The July 2025 Placement Agent Warrants and the shares of Common Stock issuable upon exercise thereof, will be issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and in reliance on similar exemptions under applicable state laws.

Nasdaq Listing Compliance

On August 25, 2023, we received a notification letter from the Listing Qualifications Staff (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that we are not in compliance with Nasdaq Listing Rule 5550(b)(1) due to our failure to maintain a minimum of $2,500,000 in shareholders’ equity (the “Minimum Shareholders’ Equity Requirement”) or any alternatives to such requirement. In order to maintain our listing on the Nasdaq Capital Market, we submitted a plan of compliance addressing how we intended to regain compliance. On March 27, 2024, we received a delist determination letter from Nasdaq advising us that the Staff had determined to delist our securities from Nasdaq due to non-compliance with the Minimum Shareholders’ Equity Requirement, unless we timely request a hearing before the Nasdaq Hearings Panel (the “Panel”). We timely requested a hearing before the Panel.

On August 27, 2024, we received formal written notice from Nasdaq confirming that we have evidenced compliance with all applicable criteria for continued listing on Nasdaq as set forth in Nasdaq Listing Rule 5550, including the Minimum Shareholders’ Equity Requirement. In accordance with Nasdaq Listing Rule 5815(d)(4)(B), we remained subject to a panel monitor for equity compliance through August 27, 2025. On August 19, 2025, we received written notice from Nasdaq stating that, due to the Company’s non-compliance with the Minimum Shareholders’ Equity Requirement as of June 30, 2025, and because, pursuant to Listing Rule 5815(d)(4)(B), the Company remained subject to a mandatory hearing panel monitor through August 27, 2025, the Company’s securities were subject to delisting from Nasdaq unless the Company timely requests a hearing before the Nasdaq Hearing Panel (the “Panel”). The Company has its hearing with the Panel on September 30, 2025.

At the hearing, the Company will present its plan to evidence compliance with the Equity Rule and all other applicable criteria for continued listing on The Nasdaq Capital Market, and request to remain listed subject to its plan to regain compliance. There can be no assurance, however, that the Panel will grant the Company’s request for continued listing or that the Company will be able to evidence compliance with the Minimum Shareholders’ Equity Requirement and all other applicable Nasdaq listing criteria within any extension of time that may be granted by the Panel.

On May 20, 2024, Nasdaq notified us that we were not in compliance with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2), which requires our common stock to maintain a minimum bid price of $1.00 per share. On June 20, 2024, we received a letter from Nasdaq that, for the 10 consecutive business days from June 5, 2024 to June 28, 2024, the closing bid price of the Company’s common stock had been at $1.00 per share or greater. Accordingly, we have regained compliance with Nasdaq Listing Rule 5550(a)(2) and Nasdaq considers the prior bid price deficiency matter now closed.

In addition, on May 12, 2025, Nasdaq notified us (the “Notification Letter”) that we were not in compliance with the minimum bid set forth in Nasdaq Listing Rule 5550(a)(2), which requires our common stock to maintain a minimum bid price of $1.00 per share. The Notification Letter has no immediate effect on the listing or trading of our common stock on Nasdaq and, at this time, the common stock will continue to trade on Nasdaq under the symbol “ASNS”.

The Notification Letter provides that we have 180 calendar days, or until November 10, 2025, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, our common stock must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days. If we do not regain compliance by November 10, 2025, an additional 180 days may be granted to regain compliance, so long as we meet certain listing criteria. If we do not qualify for the second compliance period or fail to regain compliance during the second 180-day period, then Nasdaq will notify us of its determination to delist our common stock, at which point we will have the opportunity to appeal the delisting determination to a Hearings Panel.

September 2025 Warrant Inducement

On September 2, 2025, we entered into an inducement agreement (the “Inducement Letter”) with a certain holder (the “Holder”) of certain of the Company’s existing warrants to purchase an aggregate of 4,270,197 shares of the Company’s common stock, consisting of (i) 1,271,187 warrants issued on December 20, 2023 with an expiration date of June 20, 2029 at an exercise price of $1.18 per share (ii) 999,670 warrants issued on June 6, 2024 with an expiration date of December 6, 2029 at an exercise price of $2.00 per share and (iii) 1,999,340 warrants issued on July 2, 2024 with an expiration date of July 2, 2026 at an exercise price of $1.75 per share (the “Existing Warrants”).

Pursuant to the Inducement Letter, the Holder agreed to exercise for cash the Existing Warrants to purchase an aggregate of 4,270,197 shares of the Company’s common stock at a reduced exercise price of $0.37 per share in consideration of the Company’s agreement to issue new common stock purchase warrants (the “New Warrants”), as descried below, to purchase up to an aggregate of 6,405,296 shares of the Company’s common stock (the “New Warrant Shares”) at an exercise price of $0.37 per share. The Company received aggregate gross proceeds of approximately $1.6 million from the exercise of the Existing Warrants by the Holder, before deducting financial advisory fees and other offering expenses payable by the Company.

Rodman & Renshaw LLC and H.C. Wainwright & Co., LLC (“Wainwright”) acted as financial advisors to the Company in connection with the transactions contemplated by the Inducement Letter. Pursuant to an engagement letter with Wainwright, the Company has agreed to pay the financial advisors a cash fee equal to 7.0% of the aggregate gross proceeds received from the Holder’s exercise of the Existing Warrants, as well as a management fee equal to 1.0% of the gross proceeds from the exercise of the Existing Warrants. The Company has also agreed to issue to the financial advisors or their designees warrants (the “Inducement Placement Agent Warrants”) to purchase up to 298,914 shares of common stock (representing 7.0% of the Existing Warrants being exercised), which will have the same terms as the New Warrants having a term of five years of Stockholder Approval (as defined below) except the Inducement Placement Agent Warrants will have an exercise price equal to $0.4625 per share (125% of the exercise price of the Existing Warrants).

The New Warrants have an exercise price equal to $0.37 per share. The New Warrants will be exercisable from the effective date of shareholder approval (“Stockholder Approval”), until (i) the five-year anniversary of such date for 3,406,286 of the New Warrants and (ii) the twenty-four-month anniversary of such date for 2,999,010 of the New Warrants. The exercise price and number of New Warrant Shares issuable upon exercise of the New Warrants is subject to appropriate adjustment in the event of stock dividends, stock splits, subsequent rights offerings, pro rata distributions, reorganizations, or similar events affecting the Company’s common stock and the exercise price.

The closing of the transactions contemplated pursuant to the Inducement Letter occurred on September 3, 2025.

Equity Line of Credit Agreement

On September 27, 2025, we entered into a common stock purchase agreement (the “Common Stock Purchase Agreement”), with an effective date of October 1, 2025, and a related registration rights agreement (the “White Lion RRA”) with White Lion Capital, LLC, a Nevada limited liability company (“White Lion”). Pursuant to the Common Stock Purchase Agreement, the Company has the right, but not the obligation to require White Lion to purchase, from time to time, up to $30,000,000 in aggregate gross purchase price (the “Commitment Amount”) of newly issued shares of the Company’s Common Stock, subject to certain limitations and conditions set forth in the Common Stock Purchase Agreement.

The Company is obligated under the Common Stock Purchase Agreement and the White Lion RRA to file a registration statement (the “Resale Registration Statement”) with the SEC to register the Common Stock under the Securities Act of 1933, as amended (the “Securities Act”), for the resale by White Lion of shares of Common Stock that the Company may issue to White Lion under the Common Stock Purchase Agreement and to register the Commitment Shares (as defined below) within five business days of the date of the Common Stock Purchase Agreement.

The maximum number of shares issuable under the Common Stock Purchase Agreement is subject to the Exchange Cap.

The Company has agreed to call a special meeting of its shareholders (the “Special Meeting”) to obtain shareholder approval for the issuance of Common Stock under the Common Stock beyond the Exchange Cap (“Shareholder Approval”) within 120 days of October 1, 2025. If the Company fails to call the Special Meeting within this timeframe, it shall pay liquidated damages to White Lion, as more fully described in the Common Stock Purchase Agreement. In the event Shareholder Approval is not obtained at the Special Meeting, the Company is obligated to call an additional Special Meeting every ninety (90) days thereafter, for a total period of 360 days, until Shareholder Approval is obtained.

As consideration for White Lion’s irrevocable commitment to purchase the Company’s Common Stock up to the Commitment Amount, the Company agreed to issue shares of Common Stock to White Lion (the “Commitment Shares”) equal to $750,000 (the “Commitment Fee Amount”) divided by the lowest traded price of the Company’s common stock during the 30 business days prior to the issuance of the Commitment Shares.

If at any point during the term of the Common Stock Purchase Agreement the Company fails to be listed on the Nasdaq Capital Market, the Commitment Fee Amount will increase to $1,000,000 if remedied within six months or less, to $1,250,000 if remedied after six months but before twelve months, and $1,500,000 if not remedied within twelve months (the “Delisting Penalty Provision”). The Delisting Penalty Provision shall automatically be waived on the date that is six (6) months after the later of (A) the date on which Shareholder Approval is Obtained and (B) the date on which the Resale Registration Statement has been declared effective by the SEC.

Subject to the satisfaction of certain customary conditions including, without limitation, the effectiveness of a registration statement registering the shares issuable pursuant to the Common Stock Purchase Agreement, the Company’s right to sell shares to White Lion will commence on October 1, 2025 and extend until October 1, 2028, unless the Company has exercised its right in full to sell shares to White Lion under the Common Stock Purchase Agreement prior to such date (the period beginning on the effective date and ending on the earlier of such dates, the “Commitment Period”). During such term, subject to the terms and conditions of the Common Stock Purchase Agreement, the Company shall notify (such notice, a “Purchase Notice”) White Lion when the Company exercises its right to sell shares (the effective date of such notice, a “Notice Date”). The Purchase Notice may be a Regular Purchase Notice or a Rapid Purchase Notice, each as described below.

The number of shares sold pursuant to any such notice may not exceed 40% of the Average Daily Trading Volume for the common stock traded on Nasdaq immediately preceding receipt of the applicable Purchase Notice, and can be increased at any time at the sole discretion of White Lion, up to 9.99% of the outstanding shares of the Company.

Under a Regular Purchase Notice, the purchase price to be paid by White Lion for any such shares will equal 97.5% multiplied by the lower of the (i) lowest daily VWAP of the Common Stock during the Regular Purchase Valuation Period (as such term is defined in the Common Stock Purchase Agreement) or (ii) the closing price of the Common Stock one business day prior to the delivery of the Regular Purchase Notice.

Under a Rapid Purchase Notice, the purchase price to be paid by White Lion for any such shares will equal (i) the lowest traded price of the Common Stock on the Rapid Purchase Notice Date with respect to Rapid Purchase Price Option 1; or (ii) 99% multiplied by the lowest traded price of the Common Stock two hours following written confirmation of the acceptance of the Rapid Purchase Notice by White Lion with respect to Rapid Purchase Price Option 2.

The Company may terminate the Common Stock Purchase Agreement at any time, which shall be effected by written notice being sent by the Company to White Lion. In addition, the Common Stock Purchase Agreement shall automatically terminate on the earlier of (i) the end of the Commitment Period or (ii) the date that, pursuant to or within the meaning of any bankruptcy law, the Company commences a voluntary case or any person commences a proceeding against the Company, a custodian is appointed for the Company or for all or substantially all of its property or the Company makes a general assignment for the benefit of its creditors. Certain provisions of the Common Stock Purchase Agreement survive termination, as described more fully in the text of the agreement.

Concurrently with the execution of the Common Stock Purchase Agreement, the Company entered into the White Lion RRA with White Lion in which the Company has agreed to register the shares of Common Stock purchased by White Lion under the Common Stock Purchase Agreement with the SEC for resale within 30 days of the execution date of the White Lion RRA. The White Lion RRA also contains usual and customary damages provisions for failure to have the registration statement declared effective by the SEC within the time periods specified therein.

The Common Stock Purchase Agreement and the White Lion RRA contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

Private Placement

Concurrently on September 27, 2025, the Company entered into a securities purchase agreement (the “PIPE Purchase Agreement”) with White Lion, pursuant to which the Company agreed to issue and sell to White Lion in a private placement (the “Offering”) (i) 871,766 shares (the “Shares”) of Common Stock, and (ii) pre-funded warrants to purchase up to 3,128,234 shares of Common Stock (the “Pre-Funded Warrants”) for a purchase price of $0.2125 per share of Common Stock and $0.2124 per Pre-Funded Warrant, for a total aggregate gross proceeds of approximately $850,000. The Offering closed on September 29, 2025.

The Pre-Funded Warrants are immediately exercisable at an exercise price of $0.0001 per share of Common Stock and will not expire until exercised in full. However, the Company may not issue a number of shares of Common Stock pursuant to exercise of the Pre-Funded Warrants in an amount that will not exceed the Exchange Cap when combined with the number of Shares issued in the Offering, before shareholder approval for further issuance beyond the Exchange Cap is obtained. The Company intends to obtain such shareholder approval concurrently with the Shareholder Approval required for the issuance of shares of Common Stock under the Common Stock Purchase Agreement beyond the Exchange Cap.

The obligation to file the Resale Registration Statement described above also covers the registration of the shares of Common Stock and shares underlying the Pre-Funded Warrants issued pursuant to the PIPE Purchase Agreement.

Corporate Information

We were incorporated in Delaware in 1998. We completed our initial public offering on May 17, 2022, and our common stock is currently listed on the Nasdaq Global Select Market under the symbol “ASNS.” Our principal executive offices are located at 4039 Clipper Court, Fremont, CA 94538, and our telephone number is (510)-545-1040. The information contained on our website and available through our website is not incorporated by reference into and should not be considered a part of this prospectus, and the reference to our website in this prospectus is an inactive textual reference only.

This prospectus contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Implications of Being a Smaller Reporting Company and Emerging Growth Company

We are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements and reduced disclosure obligations regarding executive compensation. We will remain a smaller reporting company until the last day of any fiscal year for so long as either (1) the market value of our common stock held by non-affiliates does not equal or exceed $250 million as of the prior June 30th, or (2) our annual revenues did not equal or exceed $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates did not equal or exceed $700 million as of the prior June 30th. To the extent we take advantage of any reduced disclosure obligations, it may make the comparison of our financial statements with other public companies difficult or impossible.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we are exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Act.

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with those of another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We may remain an “emerging growth company” until as late as December 31, 2027, the fiscal year-end following the fifth anniversary of the completion of our IPO, though we may cease to be an “emerging growth company” earlier under certain circumstances, including if (1) we have more than $1.07 billion in annual net revenues in any fiscal year, (2) we become a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates as of the end of the second quarter of that fiscal year or (3) we issue more than $1.0 billion of non-convertible debt over a three-year period. References herein to “emerging growth company” are to its meaning under the Securities Act, as modified by the JOBS Act.

THE OFFERING

Issuer	Actelis Networks Inc.

Common stock	Up to shares of common stock on a best-efforts basis based on an assumed public offering price of $ per share (the last reported sale price of our shares of common stock on the Nasdaq on , 2025).

Common stock outstanding prior to this offering	common stock.

Common stock outstanding after this offering	common stock (assuming no exercise of the placement agent warrants).

Use of proceeds

Assuming the maximum number of common stock are sold in this offering at an assumed public offering price of $          per share, which represents the closing price of our common stock on Nasdaq on           , 2025, we estimate the net proceeds of the offering will be approximately $          million, after deducting the placement agent fees and estimated offering expenses payable by us. However, this is a best efforts offering with no minimum number of securities or amount of proceeds as a condition to closing, and we may not sell all or any of these securities offered pursuant to this prospectus; as a result, we may receive significantly less in net proceeds.

We currently intend to use the net proceeds from this offering for general corporate purposes. Pending such uses, we intend to invest the net proceeds in bank deposits. We have not determined the amount of net proceeds to be used specifically for such purposes. As a result, our management will have broad discretion in the application of the net proceeds of this offering. See “Use of Proceeds” for additional information.

Nasdaq ticker symbol	Our shares of common stock are listed on the Nasdaq under the symbol “ASNS”.

Best efforts offering	We have agreed to offer and sell the securities offered hereby to the purchasers through the Placement Agent. The Placement Agent is not required to buy or sell any specific number or dollar amount of the securities offered hereby, but it will use its reasonable best efforts to solicit offers to purchase the securities offered by this prospectus. See “Plan of Distribution” on page 33 of this prospectus.

Risk factors	Before investing in our securities, you should carefully read and consider the information set forth in “Risk Factors” beginning on page 10.

The number of the common stock to be outstanding immediately after this offering as shown above assumes that all of the common stock offered hereby are sold and is based on           shares of common stock issued and outstanding as of September           , 2025. This number excludes:

●	7,305 common stock purchase warrants issued to investors in August 2016 with an exercise price of $10.27 per share;

●	29,487 common stock purchase warrants issued to investors in May 2022 with an exercise price of $50.00 per share;

●	66,127 common stock purchase warrants issued the Placement Agent in connection with an offering of securities in May 2023 with an exercise price of $4.63 per share;

●	88,983 common stock purchase warrants issued to the Placement Agent in December 2023 with an exercise price of $1.48 per share;

●	69,977 common stock purchase warrants issued to the Placement Agent in June 2024 with an exercise price of $3.44 per share;

●	69,977 common stock purchase warrants issued to the Placement Agent in July 2024 with an exercise price of $2.50 per share;

●	61,430 shares of common stock issuable upon exercise of outstanding share options under our equity incentive plan, at a weighted average exercise price of $4.36;

●	1,626,019 shares of common stock issuable upon exercise of the Series A-3 Warrants with an exercise price of $0.615 per share;

●	3,252,038 shares of common stock issuable upon exercise of the Series A-4 Warrants with an exercise price of $0.615 per share;

●	113,821 shares of common stock issuable upon exercise of the July 2025 Placement Agent Warrants with an exercise price of $0.77 per share;

●	6,405,296 shares of common stock issuable upon exercise of the New Warrants with an exercise price of $ 0.37 per share;

●	298,914 shares of common stock issuable upon exercise of the Inducement Placement Agent Warrants with an exercise price of $0.46 per share;

●	3,128,234 shares of common stock issuable upon exercise of the Pre-Funded Warrants;

●	20,491 shares of common stock underlying outstanding restricted stock units;

●	141,855 common stock purchase warrants issued to financial institution with an exercise price of $1.06 per share; and

●	1,899,298 shares of common stock reserved for future awards under our equity incentive plan.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

●	no exercise of the options or settlement of the RSUs under the 2015 Employee Incentive Plan;

●	no exercise of the placement agent warrants; and

●	the reverse share split effected on April 19, 2023.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus before deciding to invest in our securities. If any of the events or developments described below were to occur, our business, prospects, operating results and financial condition could suffer materially, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. We also update risk factors from time to time in our periodic reports on Forms 10-K, 10-Q and 8-K which will be incorporated by reference in this prospectus. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks Related to Our Business

We have a history of net losses, may incur substantial net losses in the future, and may not achieve or sustain profitability or growth in future periods. If we cannot achieve and sustain profitability, our business, financial condition, and operating results will be adversely affected.

We have incurred net losses in recent years, and we may not achieve or maintain profitability in the future. We experienced a net loss of $3.76 million and $2 million for the six months ended June 30, 2025 and June 30, 2024, respectively. As a result, we had an accumulated deficit of $48 million as of June 30, 2025. We cannot predict when or whether we will reach or maintain profitability.

We may also increase our operating expenses in the future as we continue to invest for our future growth, including expanding our research and development function to drive further development of our platform, expanding our sales and marketing activities, developing the functionality to expand into adjacent markets, and reaching customers in new geographic locations, which will negatively affect our operating results if our total revenues do not increase. In addition to the anticipated costs to grow our business, we also expect to incur significant additional legal, accounting, and other expenses as a newly public company. These efforts and additional expenses may be more costly than we expect, and we cannot guarantee that we will be able to increase our revenues to offset our operating expenses. Any failure to increase our revenues or to manage our costs as we invest in our business would prevent us from achieving or maintaining profitability.

Our shares of common stock could be delisted from the Nasdaq Capital Market if we fail to regain compliance with the Nasdaq’s stockholders’ equity continued listing standards. Our ability to publicly or privately sell equity securities and the liquidity of our shares of common stock could be adversely affected if we are delisted from the Nasdaq Capital Market.

On August 25, 2023, we received a notification letter from the Listing Qualifications Staff (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that we are not in compliance with Nasdaq Listing Rule 5550(b)(1) due to our failure to comply with the Minimum Shareholders’ Equity Requirement or any alternatives to such requirement. In order to maintain our listing on the Nasdaq Capital Market, we submitted a plan of compliance addressing how we intended to regain compliance. On March 27, 2024, we received a delist determination letter from Nasdaq advising us that the Staff had determined to delist our securities from Nasdaq due to non-compliance with the Minimum Shareholders’ Equity Requirement, unless we timely request a hearing before the Nasdaq Hearings Panel (the “Panel”). We timely requested a hearing before the Panel. On August 27, 2024, we received formal written notice from Nasdaq confirming that we have evidenced compliance with all applicable criteria for continued listing on Nasdaq as set forth in Nasdaq Listing Rule 5550, including the Minimum Shareholders’ Equity Requirement. In accordance with Nasdaq Listing Rule 5815(d)(4)(B), we remained subject to a panel monitor for equity compliance through August 27, 2025.

On August 19, 2025, we received written notice from Nasdaq stating that, due to the Company’s non-compliance with the Minimum Shareholders’ Equity Requirement as of June 30, 2025, and because, pursuant to Listing Rule 5815(d)(4)(B), the Company remained subject to a mandatory hearing panel monitor through August 27, 2025, the Company’s securities were subject to delisting from Nasdaq unless the Company timely requests a hearing before the Panel. The Company has its hearing with the Panel on September 30, 2025.

At the hearing, the Company will present its plan to evidence compliance with the Equity Rule and all other applicable criteria for continued listing on The Nasdaq Capital Market, and request an extension to do so as necessary. There can be no assurance, however, that the Panel will grant the Company’s request for continued listing or that the Company will be able to evidence compliance with the Minimum Shareholders’ Equity Requirement and all other applicable Nasdaq listing criteria within any extension of time that may be granted by the Panel.

In addition, on May 20, 2024, Nasdaq notified us that we were not in compliance with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2), which requires our common stock to maintain a minimum bid price of $1.00 per share. On June 20, 2024, we received a letter from Nasdaq that, for the 10 consecutive business days from June 5, 2024 to June 28, 2024, the closing bid price of the Company’s common stock had been at $1.00 per share or greater. Accordingly, we have regained compliance with Nasdaq Listing Rule 5550(a)(2) and Nasdaq considers the prior bid price deficiency matter now closed.

In addition, on May 12, 2025, Nasdaq notified us (the “Notification Letter”) that we were not in compliance with the minimum bid set forth in Nasdaq Listing Rule 5550(a)(2), which requires our common stock to maintain a minimum bid price of $1.00 per share.  The Notification Letter has no immediate effect on the listing or trading of our common stock on Nasdaq and, at this time, the common stock will continue to trade on Nasdaq under the symbol “ASNS”.

The Notification Letter provides that we have 180 calendar days, or until November 10, 2025, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, our common stock must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days. If we do not regain compliance by November 10, 2025, an additional 180 days may be granted to regain compliance, so long as we meet certain listing criteria. If we do not qualify for the second compliance period or fail to regain compliance during the second 180-day period, then Nasdaq will notify us of its determination to delist our common stock, at which point we will have the opportunity to appeal the delisting determination to a Hearings Panel.

We have in the past, and may in the future, be unable to comply with certain of the listing standards that we are required to meet to maintain the listing of our shares of common stock on Nasdaq. If we fail to satisfy the continued listing requirements of Nasdaq, such as minimum stockholders’ equity requirements or minimum bid price requirements, Nasdaq may take steps to delist our shares of common stock. Such a delisting would have a negative effect on the price of our shares of common stock, impair the ability to sell or purchase our shares of common stock when persons wish to do so, and any delisting materially adversely affect our ability to raise capital or pursue strategic restructuring, refinancing or other transactions on acceptable terms, or at all. Delisting from Nasdaq could also have other negative results, including the potential loss of institutional investor interest and fewer business development opportunities, as well as a limited amount of news and analyst coverage of us. Delisting could also result in a determination that our shares of common stock are a “penny stock,” which would require brokers trading in our shares of common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary market for our shares of common stock. In the event of a delisting, we would attempt to take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our shares of common stock to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our shares of common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

Our cryptocurrency strategy faces high risk and uncertainty in light of market volatility and an evolving regulatory landscape.

On August 6, 2025, we announced that our Board of Directors approved a new treasury management strategy that includes the strategic allocation of corporate funds to cryptocurrencies as part of the Company’s broader capital allocation framework. Our decision to allow investments in digital assets - including Bitcoin and other major cryptocurrencies-as a recent addition to our treasury management strategy, poses considerable risks that could materially harm our operating results and financial condition. The inherent volatility in cryptocurrency markets can lead to rapid and substantial fluctuations in the value of our digital asset holdings; such volatility may force us to liquidate positions at unfavorable prices, thereby significantly impairing our liquidity and overall financial stability.

Moreover, our cryptocurrency strategy is developing amid a continuously changing and uncertain regulatory environment. Evolving cryptocurrency regulations and varying interpretations and enforcement policies of existing laws in the United States and internationally may impose new compliance burdens, disrupt our planned operations, or necessitate significant modifications to our existing business practices. Any adverse regulatory action or delay in clarity could escalate our operational costs, materially harm the value of our digital asset holdings, restrict our flexibility in managing these assets, and damage our reputation with investors and counterparties.

Additionally, the unique audit, accounting, and internal control challenges associated with managing digital assets add further complexity. As current financial reporting standards may not fully capture the nuances of digital asset investments, future modifications to these standards could require us to amend in our accounting policies and internal controls. Our reliance on third-party custodial, trading and transaction platforms for the storage and processing of these assets also exposes us to increased cybersecurity threats, operational disruptions, and risks stemming from third-party service providers, each of which could result in significant financial inaccuracies, legal liabilities, or reputational damage. Relatedly, digital asset custodial accounts do not benefit from customary regulatory, insurance and safeguard regimes available to traditional brokerage and deposit accounts.

Given the nascent and rapidly evolving nature of digital asset markets, any unfavorable developments in market conditions, regulatory frameworks, or technological vulnerabilities could severely undermine our ability to execute our digital asset strategy effectively. Any significant adverse developments in the digital asset space may have a material negative impact on our long-term performance and strategic goals.

Risks Related to Managing Our Business Operations in Israel

Conditions in the Middle East and in Israel, where our research and development facilities are located, may harm our operations.

Our office where we conduct our research and development, operations, sales outside the Americas, and administration activities, is located in Israel. Many of our employees are residents of Israel. Most of our officers and directors are residents of Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, and between Israel and the Hamas (an Islamist militia and political group in the Gaza Strip), Hezbollah (an Islamist militia and political group in Lebanon), and Iran.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. On January 19, 2025, a temporary ceasefire went into effect. On March 18, 2025 the ceasefire ended with the resumption of the war between Israel and Hamas.

In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. In addition, Iran recently launched direct attacks on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Additionally, Yemeni rebel group, the Houthis, launched series of attacks on global shipping routes in the Red Sea, causing disruptions of supply chain. Such clashes may escalate in the future into a greater regional conflict.

As of the date of this prospectus, we have not been impacted by any absences of personnel at our service providers or counterparties located in Israel. Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations. As of the date of this prospectus, we currently have 38 full-time employees, with 33 employees located in Israel and 5 employee located outside of Israel.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced any material disruptions to our operations. We have the ability, if necessary, to shift our manufacturing from Israel to other countries where we have business partners, and we have not had customers in Israel in the last year. However, the intensity and duration of Israel’s current war is difficult to predict at this stage, as are such war’s economic implications on the Company’s business and operations and on Israel’s economy in general. If the ceasefires declared collapse or a new war commences or hostilities expand to other fronts, our operations may be adversely affected.

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations. To-date, we have received Israeli government war related support funding of approximately $100,000.

The continued political instability and hostilities between Israel and its neighbors and any future armed conflict, terrorist activity or political instability in the region could adversely affect our operations in Israel and adversely affect the market price of our shares of common stock. In addition, several organizations and countries may restrict doing business with Israel and Israeli companies have been and are today subjected to economic boycotts. The interruption or curtailment of trade between Israel and its present trading partners could adversely affect our business, financial condition and results of operations.

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

Risks Relating to this Offering

The best efforts structure of this offering may have an adverse effect on our business plan.

The Placement Agent has agreed to use its reasonable best efforts to solicit offers to purchase the securities in this offering. The Placement Agent has no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of the securities. There is no required minimum number of securities that must be sold as a condition to completion of this offering. Because there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, placement agent fees and proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth above. We may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to support our continued operations, including our near-term continued operations. Thus, we may not raise the amount of capital we believe is required for our operations in the short-term and may need to raise additional funds, which may not be available or available on terms acceptable to us. The success of this offering will impact our ability to use the proceeds to execute our business plan. We may have insufficient capital to implement our business plan, potentially resulting in greater operating losses unless we are able to raise the required capital from alternative sources. There is no assurance that alternative capital, if needed, would be available on terms acceptable to us, or at all.

This offering is being made on a best efforts basis and we may sell fewer than all of the securities offered hereby and may receive significantly less in net proceeds from this offering, which will provide us only limited working capital.

This offering is being made on a best efforts basis and we may sell fewer than all of the securities offered hereby and may receive significantly less in net proceeds from this offering. Assuming that we receive net proceeds of approximately $          million from this offering (assuming an offering with gross proceeds of $           million), we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will meet our capital needs through the end of the            quarter of            under our current business plan. Assuming that we receive net proceeds of approximately $           million from this offering (assuming an offering with gross proceeds of $           million), we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will satisfy our capital needs through the middle of the            quarter of            under our current business plan. Assuming that we receive net proceeds of approximately $           million from this offering (assuming an offering with gross proceeds of $           million), we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will satisfy our capital needs through the end of the second quarter of 2025 under our current business plan. Without giving effect to the receipt of any proceeds from this offering, we currently estimate that our existing cash and cash equivalents are sufficient to fund business operations into the            quarter of 2025.

Our management team will have immediate and broad discretion over the use of the net proceeds from this offering and may not use them effectively.

We currently intend to use the net proceeds of this offering for continued development of our pipeline products, as well as the advancement of new programs, business development activities, and general corporate purposes. See “Use of Proceeds.” However, our management will have broad discretion in the application of the net proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from this offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income. The decisions made by our management may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.

You will experience immediate dilution in the book value per share of the common stock purchased in the offering.

Since the public offering price of our common stock in this offering is substantially higher than the net tangible book value per share of our outstanding common stock outstanding prior to this offering, you will suffer dilution in the book value of the common stock you purchase in this offering. The exercise of outstanding warrants, including warrants sold in this offering, may result in further dilution of your investment. See the section titled “Dilution” for a more detailed discussion of the dilution you will incur if you purchase shares in this offering.

Purchasers who purchase our securities in this offering pursuant to a securities purchase agreement may have rights not available to purchasers that purchase without the benefit of a securities purchase agreement.

In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers that enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract provides those investors with the means to enforce the covenants uniquely available to them under the securities purchase agreement including: (i) timely delivery of shares; (ii) agreement to not enter into variable rate financings for one (1) year from closing, subject to certain exceptions; (iii) agreement to not enter into any financings for sixty (60) days from closing; and (iv) indemnification for breach of contract.

Common stock representing a substantial percentage of our outstanding shares may be sold in this offering, which could cause the price of our common stock to decline.

We may sell in this offering up to           common stock, or approximately          % of our outstanding common stock, prior to this offering, as of           , 2025. This sale and any future sales of a substantial number of common stock in the public market, or the perception that such sales may occur, could materially adversely affect the price of our common stock. We cannot predict the effect, if any, that market sales of those common stock or the availability of those common stock for sale will have on the market price of our common stock.

The price of our common stock may be volatile, and the value of our common stock may decline.

We cannot predict the prices at which our common stock will trade. The price of our common stock may not bear any relation to any established criteria of the value of our business and prospects. In addition, the trading price of our common stock is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our common stock as you might be unable to sell your shares at or above the price you paid. Factors that could cause fluctuations in the trading price of our common stock include the following:

●	actual or anticipated fluctuations in our financial condition or results of operations;

●	variance in the projected timeline for regulatory approvals of our product candidates from expectations of securities analysts;

●	changes in laws or regulations applicable to our business;

●	announcements by us or our competitors of significant business developments;

●	significant data breaches, disruptions to or other incidents involving our company;

●	conditions or developments affecting the biotechnology industry;

●	future sales of common stock by us or our shareholders, as well as the anticipation of lock-up releases;

●	changes in senior management or key personnel;

●	the trading volume of our securities;

●	changes in the anticipated future size and growth rate of our markets;

●	publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

●	general economic and market conditions; and

●	other events or factors, including those resulting from war, incidents of terrorism, global pandemics or responses to those events.

Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may also negatively impact the market price of our common stock. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management’s attention.

Because we have no current plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell Actelis common stock for a price greater than that which you paid for it.

We will likely retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends as a public company in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions, funds lawfully available therefor and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

USE OF PROCEEDS

Assuming the maximum number of common stock are sold in this offering at an assumed public offering price of $           per share, which represents the closing price of our common stock on Nasdaq on            , 2025, we estimate the net proceeds of the offering will be approximately $           million, after deducting the Placement Agent’s fees and estimated offering expenses payable by us. However, this is a best efforts offering with no minimum number of securities or amount of proceeds as a condition to closing, and we may not sell all or any of these securities offered pursuant to this prospectus; as a result, we may receive significantly less in net proceeds.

Each $           increase (decrease) in the assumed public offering price of $           per share would increase (decrease) the net proceeds to us from this offering, after deducting the estimated placement agent fees and estimated offering expenses payable by us, by $           million, assuming that the number of common stock offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of common stock we are offering. An increase (decrease) of            in the number of common stock we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated placement agent fees and estimated offering expenses payable by us, by $           million, assuming the assumed public offering price stays the same.

We currently intend to use the net proceeds from this offering for general corporate purposes. Accordingly, we retain broad discretion over the use of the net proceeds from the sale of our common stock pursuant to this prospectus. The precise amount and timing of the application of such proceeds will depend upon our liquidity needs and the availability and cost of other capital over which we have little or no control.

Pending the use of the net proceeds from this offering as described above, we intend to invest the net proceeds in a variety of capital preservation investments, short and intermediate term, interest-bearing, investment-grade instruments, U.S. government securities and highly rated corporate debt securities, although our investment policy may change following the date of this prospectus supplement. It is possible that, pending their use, we may invest the net proceeds in a way that does not yield a favorable, or any, return for us.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2025 as follows:

●	on an actual basis;

●	on a pro forma basis to reflect:

(i)	issuance of 1,626,019 shares of common stock in a private placement which closed in July 2025.

(ii)	issuance of 4,270,197 shares of common stock upon the exercise of outstanding warrants in connection with a warrant inducement which closed in September 2025.

(iii)	issuance of 1,149,896 shares of common stock pursuant to sale under the ATM program. (collectively, the “Pro Forma Adjustments”);

●	on a pro forma as adjusted basis to give further effect to reflect the assumed sale by us of all common stock offered by means of this prospectus at an assumed public offering price of $ per share, which is based on the closing price of our common stock on Nasdaq on September , 2025, after deducting the Placement Agent’s fees and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only and our capitalization following the completion of this offering is subject to various adjustments. The pro forma as adjusted amounts shown below are unaudited and represent management’s estimate. The information in this table should be read in conjunction with and is qualified by reference to the financial statements and notes thereto and other financial information contained in this prospectus.

	As of June 30, 2025
(U.S. dollars in thousands)	Actual (unaudited)	Pro Forma (unaudited)	Pro Forma As Adjusted (unaudited)
Cash and cash equivalents	$393	$3,140

Shareholders’ equity:
Common stock, $0.0001 par value: 30,000,000 shares authorized; 9,540,221 and 7,623,159 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively.	1	1
Additional paid in capital	48,846	51,593
Accumulated deficit	(47,823)	(47,823)

Total shareholders’ equity	1,024	3,771

Each $           increase (decrease) in an assumed public offering price of $           per share would increase (decrease) the amount of cash and cash equivalents and total shareholders’ equity by $           million, assuming that the number of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the Placement Agent’s fees and estimated offering expenses payable by us. We may also increase or decrease the number of common stock we are offering. An increase (decrease) of           in the number of common stock we are offering would increase (decrease) the amount of cash and cash equivalents and total shareholders’ equity by $           million, after deducting the estimated Placement Agent’s fees and estimated offering expenses payable by us, assuming the assumed public offering price stays the same. The information discussed above is illustrative only and will adjust based on the actual public offering price, the actual number of shares that we offer in this offering, and other terms of this offering determined at pricing.

The above table is based on 9,540,221 shares outstanding as of June 30, 2025 and excludes as of that date:

●	7,305 common stock purchase warrants issued to investors in August 2016 with an exercise price of $10.27 per share;

●	29,487 common stock purchase warrants issued to investors in May 2022 with an exercise price of $50.00 per share;

●	66,127 common stock purchase warrants issued the Placement Agent in connection with an offering of securities in May 2023 with an exercise price of $4.63 per share;

●	1,271,187 common stock purchase warrants issued to an investor in connection with an offering of securities in December 2023 with an exercise price of $1.18 per share;

●	88,983 common stock purchase warrants issued to the Placement Agent in December 2023 with an exercise price of $1.48 per share;

●	999,670 common stock purchase warrants issued to investors in June 2024 with an exercise price of $2.00 per share;

●	69,977 common stock purchase warrants issued to the Placement Agent in June 2024 with an exercise price of $3.44 per share;

●	1,999,340 common stock purchase warrants issued to an investor in connection with a warrant inducement agreement entered into in July 2024 with an exercise price of $1.75 per share;

●	69,977 common stock purchase warrants issued to the Placement Agent in July 2024 with an exercise price of $2.50 per share;

●	61,430 shares of common stock issuable upon exercise of outstanding share options under our equity incentive plan, at a weighted average exercise price of $4.36;

●	20,491 shares of common stock underlying outstanding restricted stock units; and

●	141,855 common stock purchase warrants issued to bank with an exercise price of $1.06 per share; and

●	The number of shares of Common Stock that may be issued or transferred pursuant to awards under the 2025 Plan (the “Plan Share Limit”) will be 1,899,298.

DILUTION

If you purchase our common stock in this offering, you will experience dilution to the extent of the difference between the combined public offering price per share you pay in this offering and the net tangible book value per share of our common stock immediately after this offering.

The net tangible book value of our common stock on June 30, 2025 was approximately $1 million, or approximately $0.11 per share. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the aggregate number of our common stock outstanding.

After giving effect to the Pro Forma Adjustments described above, our pro forma net tangible book value as of June 30, 2025, would have been approximately $3.77 million, or approximately $0.23 per share.

After giving further effect to the assumed sale by us of all common stock offered by means of this prospectus at an assumed public offering price of $           per share, which public offering price is based on the closing price of our common stock on Nasdaq on September          , 2025, after deducting the Placement Agent’s fees and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2025 would have been approximately $           million, or approximately $           per share. This represents an immediate increase in net tangible book value of approximately $           per share to existing shareholders and an immediate dilution of approximately $           per share to new investors in this offering (which dilution amount disregards both the common stock warrants sold in this offering and the common stock issuable upon exercise of those common stock warrants).

The following table illustrates this per share dilution:

Assumed public offering price per share	$
Net tangible book value per share as of June 30, 2025		$0.11
Pro forma net tangible book value per share as of June 30, 2025 after giving effect to the Pro Forma Adjustments		$0.23
Increase in net tangible book value per share attributable to this offering	$
Pro Forma as adjusted net tangible book value per share, after this offering	$
Dilution per share to new investors in this offering	$

Each $          increase (decrease) in an assumed public offering price of $          per share would increase (decrease) our pro forma as adjusted net tangible book value after this offering by $          per share, and the dilution per share to new investors by $           per share, assuming that the number of common offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the Placement Agent’s fees and estimated offering expenses payable by us. We may also increase or decrease the number of common stock we are offering. An increase (decrease) of          in the number of common stock we are offering would increase (decrease) the dilution per share to new investors by $          , after deducting the estimated Placement Agent’s fees and estimated offering expenses payable by us, assuming the assumed public offering price stays the same. The information discussed above is illustrative only and will adjust based on the actual public offering price, the actual number of shares that we offer in this offering, and other terms of this offering determined at pricing.

The above table is based on 9,540,221 shares outstanding as of June 30, 2025 and excludes as of that date:

●	7,305 common stock purchase warrants issued to investors in August 2016 with an exercise price of $10.27 per share;

●	29,487 common stock purchase warrants issued to investors in May 2022 with an exercise price of $50.00 per share;

●	66,127 common stock purchase warrants issued the Placement Agent in connection with an offering of securities in May 2023 with an exercise price of $4.63 per share;

●	1,271,187 common stock purchase warrants issued to an investor in connection with an offering of securities in December 2023 with an exercise price of $1.18 per share;

●	88,983 common stock purchase warrants issued to the Placement Agent in December 2023 with an exercise price of $1.48 per share;

●	999,670 common stock purchase warrants issued to investors in June 2024 with an exercise price of $2.00 per share;

●	69,977 common stock purchase warrants issued to the Placement Agent in June 2024 with an exercise price of $3.44 per share;

●	1,999,340 common stock purchase warrants issued to an investor in connection with a warrant inducement agreement entered into in July 2024 with an exercise price of $1.75 per share;

●	69,977 common stock purchase warrants issued to the Placement Agent in July 2024 with an exercise price of $2.50 per share;

●	61,430 shares of common stock issuable upon exercise of outstanding share options under our equity incentive plan, at a weighted average exercise price of $4.36;

●	20,491 shares of common stock underlying outstanding restricted stock units;

●	141,855 common stock purchase warrants issued to bank with an exercise price of $1.06 per share; and

●	The number of shares of Common Stock that may be issued or transferred pursuant to awards under the 2025 Plan (the “Plan Share Limit”) will be 1,899,298

To the extent that any of our options or warrants listed above are exercised, new options are issued under our equity incentive plan and subsequently exercised, or we issue additional common stock in the future, there will be further dilution to new investors participating in this offering.

MARKET INFORMATION FOR SECURITIES AND DIVIDEND POLICY

Market Information

Our common shares are currently listed on Nasdaq under the symbols “ASNS.” As of           , 2025, we had outstanding shares of common stock outstanding, including treasury shares, no outstanding shares of preferred stock, and approximately           holders of record of our outstanding shares of common stock. A significant number of shares of our common stock are held in either nominee name or street name brokerage accounts, and consequently, we are unable to determine the total number of beneficial owners of our common stock.

Dividend Policy

To date, we have not paid cash dividends on our common stock and do not plan to pay such dividends in the foreseeable future. Our Board will determine our future dividend policy on the basis of many factors, including results of operations, capital requirements, and general business conditions. Dividends, under the Delaware General Corporation Law, may only be paid from our net profits or surplus. To date, we have not had a fiscal year with net profits and, subject to a valuation by the Board of the present value of the Company’s assets, do not have surplus.

DESCRIPTION OF SHARE CAPITAL

The following description is intended as a summary of our certificate of incorporation, as amended (“Charter”) and our amended and restated bylaws (“Bylaws”). Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our Charter and Bylaws.

The selling stockholders may, from time to time, sell, transfer, or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. This prospectus provides you with a general description of the common stock the selling stockholders may offer.

Authorized Capital Stock

Our Charter authorizes us to issue up to 42,803,774 shares consisting of 30,000,000 shares of common stock with a par value of $0.0001 per share, 2,803,774 shares of non-voting common stock with a par value of $0.0001 per share and 10,000,000 shares of preferred stock with a par value of $0.0001 per share. As of           , 2025, there were           ] holders of record of our common stock.

Common Stock

The shares of our common stock have the following rights, preferences and privileges:

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Any action at a meeting at which a quorum is present will be decided by a majority of the voting power present in person or represented by proxy, except in the case of any election of directors, which will be decided by a plurality of votes cast. There is no cumulative voting.

Dividend Rights

Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for payment, subject to the rights of holders, if any, of any class of stock having preference over the common stock. Any decision to pay dividends on our common stock will be at the discretion of our board of directors. Our board of directors may or may not determine to declare dividends in the future. See “Dividend Policy.” The board’s determination to issue dividends will depend upon our profitability and financial condition any contractual restrictions, restrictions imposed by applicable law and the SEC, and other factors that our board of directors deems relevant.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of our common stock will be entitled to share ratably on the basis of the number of shares held in any of the assets available for distribution after we have paid in full, or provided for payment of, all of our debts and after the holders of all outstanding series of any class of stock have preference over the common stock, if any, have received their liquidation preferences in full.

Other Rights and Preferences

Upon the closing of this offering, holders of our common stock will have no pre-emptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future. Upon the closing of this offering, shares of our common stock are not convertible into shares of any other class of capital stock, nor are they subject to any redemption or sinking fund provisions.

Fully paid and nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred stock

We are authorized to issue up to 10,000,000 shares of preferred stock. Our Charter authorizes the board to issue these shares in one or more series, to determine the designations and the powers, preferences and relative, participating, optional or other special rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, no shares of preferred stock will be outstanding.

Charter and Bylaw Provisions

Charter and Bylaw Provisions

Our Charter and our Bylaws to be effective upon the closing of this offering, include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

●	Board of Directors vacancies. Our Charter to be effective upon the closing of this offering, provides that vacancies on the board of directors may be filled only by the affirmative vote of a majority of the directors then in office, irrespective of whether there is a quorum, or by a sole remaining director. Additionally, the number of directors to serve on our board of directors is fixed solely and exclusively by resolution duly adopted by our board of directors. This would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

●	Classified Board of Directors. In accordance with our Charter, as it will be in effect following the effectiveness of the registration statement of which this prospectus forms a part, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes. We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

●	Special Meetings of Stockholders. Our Bylaws to be effective upon the closing of this offering, provides that special meetings of our stockholders may be called by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office, and special meetings of stockholders may not be called by any other person or persons.

●	No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless the corporation’s certificate of incorporation provides otherwise. Our Charter does not provide for cumulative voting.

●	Amendment of Charter and Bylaw Provisions. Any amendment of our Charter requires the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class, except that the provision in the Charter regarding the staggered board may not be repealed or amended without the vote of the holders of not less than 80% of the Company’s voting stock, voting as a single class. Amendments to our Bylaws may be executed pursuant to a resolution by the Board of Directors pursuant to an affirmative vote of a majority of the directors then in office, or by the affirmative vote of at least 75% of the outstanding shares of capital stock entitled to vote.

●	Delaware Business Combination Statute. The Company is subject to the “business combination” provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the business combination or the transaction in which such person becomes an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, and the anti-takeover effect includes discouraging attempts that might result in a premium over the market price for the shares of our common stock.

●	Exclusive Forum. Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, stockholder or other employees to us or our stockholders, (iii) any action asserting a claim against the Corporation or any current or former director, officer, stockholder, employee or agent of the Corporation arising pursuant to any provision of the DGCL, our Charter or our Bylaws, (iv) any action to interpret, apply, enforce or determine the validity of the Company’s Charter or Bylaws, (v) any action asserting a claim against us governed by the internal affairs doctrine or (vi) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the General Corporation Law. The federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint, claim or proceeding asserting a cause of action arising under the Exchange Act or the Securities Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provision in our Charter. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees.

Anti-Takeover Provisions

The provisions of the DGCL, our Charter and our Bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Our Charter established a classified board of directors, divided in three classes with staggered three-year terms. Under the classified board of directors structure, only one class of directors would be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder for their respective three-year terms. Under the classified board of directors structure: (i) directors in Class I, consisting of Gideon Marks and Julie Kunstler, are to stand for election at the Annual Meeting to be held in 2026; (ii) directors in Class II, consisting of Niel Ransom, are to stand for election at the annual meeting of stockholders to be held in 2027; and (iii) directors in Class III, consisting of Tuvia Barlev, are to stand for election at the annual meeting of stockholders to be held in 2028.

Limitations on Liability, Indemnification of officers and directors and insurance

Our Charter and Bylaws contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

●	any breach of the director’s duty of loyalty to us or our stockholders;

●	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	unlawful payments of dividends or unlawful stock repurchases, or redemptions as provided in Section 174 of the DGCL; or

●	any transaction from which the director derived an improper personal benefit.

Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “ASNS”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be VStock Transfer, LLC. The transfer agent and registrar’s address is 18 Lafayette Place, Woodmere, NY 11598.

Exclusive Forum

Our Charter provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any stockholder for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any current or former director, officer, stockholder, employee or agent of the Company to the Company or the Company’s stockholders, (c) any action asserting a claim against the Corporation or any current or former director, officer, stockholder, employee or agent of the Corporation arising pursuant to any provision of the DGCL or the Company’s Charter or Bylaws, (d) any action to interpret, apply, enforce or determine the validity of the Company’s Charter or Bylaws, or (e) any action asserting a claim governed by the internal affairs doctrine or (f) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the General Corporation Law. The federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint, claim or proceeding asserting a cause of action arising under the Exchange Act or the Securities Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provision in our Charter.

The choice-of-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers or other employees, and may result in increased costs to a stockholder who has to bring a claim in a forum that is not convenient to the stockholder, which may discourage such lawsuits. Although under Section 115 of the DGCL exclusive forum provisions may be included in a company’s certificate of incorporation, the enforceability of similar forum provisions in other companies’ certificates or incorporation or bylaws has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the exclusive forum provision of our Charter inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Anti-Takeover Provisions of the DGCL and Charter Provisions

Certain provisions of the DGCL and certain provisions included in our Charter and Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Removal of Directors

Our Bylaws provide that stockholders may only remove a director with or without cause by a vote of no less than a majority of the shares present in person or by proxy at the meeting and entitled to vote, voting together as a single class.

Amendments to Charter

Certain sections of our Charter require the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of capital stock of the Company entitled to vote, voting together as a single class, except that the provision in the Charter regarding the staggered board may not be repealed or amended without the vote of the holders of not less than 80% of the Company’s voting stock, voting as a single class.

Staggered Board

The board of directors is divided into three classes, with regular three-year staggered terms. This classification system increases the difficulty of replacing a majority of the directors and may tend to discourage a third-party from making a tender offer or otherwise attempting to gain control of the Company. In addition, under Delaware law, the Certificate and the By-Laws, the Company’s directors may be removed from office by the stockholders only for cause and only in the manner provided for in the Certificate. These factors may maintain the incumbency of the board of directors.

Amendments to Bylaws

Our Charter limits the abilities of the directors and stockholders to amend our Bylaws in certain circumstances. In particular, the Bylaws may be amended only by the vote of a majority of all of the directors then in office, or by the affirmative vote of the stockholders holding at least 75% of the outstanding shares of capital stock entitled to vote in accordance with the provisions of the Charter, Bylaws, and the DGCL.

No Cumulative Voting

Our Charter does not provide for cumulative voting.

Special Meetings of Stockholders

Our Bylaws provide that, except as otherwise required by law, special meetings of the stockholders may be called only by an officer at the request of a majority of our board of directors, by our Chief Executive Officer or President or by the holders of not less than 25% of the holders of stock entitled to vote at the meeting.

Stockholders Agreement

We are party to the Amended and Restated Stockholders Agreement, dated February 2, 2016 (the “Stockholders Agreement”), pursuant to which certain holders of our common stock have the right to demand that we file a registration statement or request that their common stock be covered by a registration statement that we are otherwise filing. All rights under the Stockholders Agreement will terminate upon the closing of this offering.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or foreign tax laws are not addressed herein. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in effect as of the date of this offering. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a non-U.S. holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to non-U.S. holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a non-U.S. holder’s particular circumstances, including the impact of the alternative minimum tax or the unearned income Medicare contribution tax. In addition, it does not address consequences relevant to holders subject to particular rules, including, without limitation:

●	U.S. expatriates and certain former citizens or long-term residents of the United States;

●	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

●	banks, insurance companies, and other financial institutions;

●	brokers, dealers or traders in securities or currencies;

●	persons that hold more than 5% of our common stock, directly or indirectly;

●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	corporations organized outside of the United States, any state thereof or the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes;

●	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

●	tax-exempt organizations or governmental organizations;

●	persons deemed to sell our common stock under the constructive sale provisions of the Code;

●	persons for whom our common stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;

●	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

●	qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

●	persons whose “functional currency” is not the U.S. dollar;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement; and

●	tax-qualified retirement plans.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner (or person or entity treated as a partner) in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT INTENDED AS LEGAL OR TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our common stock that is neither a “U.S. person,” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation or other entity created or organized under the laws of the United States, any state thereof, or the District of Columbia and treated as a corporation for U.S. federal income tax purposes;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a U.S. court and which has one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

An individual non-U.S. citizen may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted.

Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.

Distributions

As described in the section titled “Dividend Policy,” we do not anticipate declaring or paying distributions to holders of our common stock in the foreseeable future. However, if we do make distributions on our common stock, such distributions of cash or property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will first constitute a return of capital and be applied against and reduce a non-U.S. holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “— Sale or Other Disposition of common stock.”

Subject to the discussion below on effectively connected income, backup withholding and foreign accounts, dividends paid to a non-U.S. holder of our common stock that are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty).

Non-U.S. holders may be entitled to a reduction in or an exemption from withholding on dividends as a result of either (a) an applicable income tax treaty or (b) the non-U.S. holder holding our common stock in connection with the conduct of a trade or business within the United States and dividends being effectively connected with that trade or business. To claim such a reduction in or exemption from withholding, the non-U.S. holder must provide the applicable withholding agent with a properly executed (a) IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) claiming an exemption from or reduction of the withholding tax under the benefit of an income tax treaty between the United States and the country in which the non-U.S. holder resides or is established, or (b) IRS Form W-8ECI stating that the dividends are not subject to withholding tax because they are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States, as may be applicable. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. If a non-U.S. holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Subject to the discussions below regarding backup withholding and the FATCA, if dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), then, although exempt from U.S. federal withholding tax (provided the non-U.S. holder provides appropriate certification, as described above), the non-U.S. holder will be subject to U.S. federal income tax on such dividends on a net income basis at the regular U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Sale or Other Disposition of common stock

Subject to the discussions below on backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock (including a redemption, but only if the redemption would be treated as a sale or exchange rather than as a distribution for U.S. federal income tax purposes) unless:

●	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

●	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

●	our common stock constitute U.S. real property interests, or the USRPIs, by reason of our status as a U.S. real property holding corporation, or the USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits, as adjusted for certain items, which will include such effectively connected gain.

A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States) provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we would be a USRPHC if our USRPIs comprise (by fair market value) at least 50 percent of our business assets. We believe we are not currently and do not anticipate becoming a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other business assets and our non-U.S. real property interests, however, there can be no assurance we are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market. If any gain on your disposition is taxable because we are a United States real property holding corporation and your ownership of our common stock exceeds 5%, you will be taxed on such disposition generally in the manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to the provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply.

Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Subject to the discussion below on FATCA, a non-U.S. holder will not be subject to backup withholding with respect to distributions on our common stock we make to the non-U.S. holder, provided the applicable withholding agent does not have actual knowledge or reason to know such holder is a U.S. person and the holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable certification. However, information returns generally will be filed with the IRS in connection with any distributions (including deemed distributions) made on our common stock to the non-U.S. holder, regardless of whether any tax was actually withheld. Such information returns generally include the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Information reporting and backup withholding may apply to the proceeds of a sale or other taxable disposition of our common stock within the United States, and information reporting may (although backup withholding generally will not) apply to the proceeds of a sale or other taxable disposition of our common stock outside the United States conducted through certain U.S.-related financial intermediaries, in each case, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder on IRS Form W-8BEN or W-8BEN-E, or other applicable form (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or such owner otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code and applicable Treasury Regulations (commonly referred to as the Foreign Account Tax Compliance Act, or FATCA), on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends paid on our common stock, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

The withholding provisions under FATCA generally apply to payments of dividends paid on our common stock. Further, current provisions of the Code and Treasury Regulations treat gross proceeds from the sale or other disposition of common stock as subject to FATCA withholding after December 31, 2018. However, recently proposed Treasury Regulations, if finalized in their present form, would eliminate FATCA withholding on payments of gross proceeds from a sale or other disposition of our common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Prospective investors should consult their tax advisors regarding the potential application of FATCA.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT OR PROPOSED CHANGE IN APPLICABLE LAW.

DESCRIPTION OF SECURITIES OFFERED

Common Stock

The material terms and provisions of our common stock are described under the caption “Description of Share Capital” in this prospectus.

Placement Agent Warrants

The following summary of certain terms and provisions of the Placement Agent warrants is not complete and is subject to, and qualified in its entirety by, the form of Placement Agent warrant, which has been filed as an exhibit to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions set forth in the form of Placement Agent warrant.

We have agreed to issue to the Placement Agent, or its designees, up to           warrants to purchase up to            common stock (which represents           % of the aggregate number of common stock issued in this offering and issuable upon the exercise of the warrants and pre-funded warrants issued in this offering) with an exercise price of $            per share (representing           % of the assumed public offering price per share) and exercisable for five years from the date of the commencement of sales in this offering. The Placement Agent warrants issued in this offering will otherwise have substantially the same terms as the common stock warrants. The Placement Agent warrants and underlying common stock are registered on the registration statement of which this prospectus is a part.

PLAN OF DISTRIBUTION

We have engaged H.C. Wainwright & Co., LLC to act as our exclusive Placement Agent to solicit offers to purchase the securities offered pursuant to this prospectus on a reasonable best efforts basis. The engagement agreement does not give rise to any commitment by the Placement Agent to purchase any of our securities, and the Placement Agent will have no authority to bind us by virtue of the engagement agreement. The Placement Agent is not purchasing or selling any of the securities offered by us under this prospectus, nor is it required to arrange for the purchase or sale of any specific number or dollar amount of securities, other than to use its “reasonable best efforts” to arrange for the sale of such securities by us. Therefore, we may not sell all of the securities being offered. The terms of this offering were subject to market conditions and negotiations between us, the Placement Agent and prospective investors. This is a best efforts offering and there is no minimum offering amount required as a condition to the closing of this offering. Because there is no minimum offering amount required as a condition to closing this offering, we may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us. The Placement Agent does not guarantee that it will be able to raise new capital in any prospective offering. The Placement Agent may engage sub-agents or selected dealers to assist with the offering.

Investors purchasing securities offered hereby will have the option to execute a securities purchase agreement with us. In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers which enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract is material to larger purchasers in this offering as a means to enforce (i) a covenant to not enter into variable rate financings for a period of one year following the closing of the offering, subject to certain conditions and exceptions, and (ii)  a covenant to not enter into any equity financings for 60 days from closing of the offering, subject to certain exceptions. The nature of the representations, warranties and covenants in the securities purchase agreements shall include:

●	standard issuer representations and warranties on matters such as organization, qualification, authorization, no conflict, no governmental filings required, current in SEC filings, no litigation, labor or other compliance issues, environmental, intellectual property and title matters and compliance with various laws such as the Foreign Corrupt Practices Act; and

●	covenants regarding matters such as registration of warrant shares, no integration with other offerings, no stockholder rights plans, no material nonpublic information, use of proceeds, indemnification of purchasers, reservation and listing of shares of common stock, no subsequent equity sales for 60 days, subject to certain exceptions, and an agreement to not enter into variable rate financings for one (1) year from closing, subject to certain exceptions.

The securities will be offered at a fixed price and are expected to be issued in a single closing. We expect this offering to be completed not later than two business days following the commencement of this offering, which will be the date that we enter into a securities purchase agreement to sell the securities offered hereby. We expect to close the offering on or before , 2025. We will deliver all securities to be issued in connection with this offering delivery versus payment/receipt versus payment upon receipt of investor funds received by us. Accordingly, neither we nor the Placement Agent have made any arrangements to place investor funds in an escrow account or trust account since the Placement Agent will not receive investor funds in connection with the sale of the securities offered hereunder.

We expect to deliver the securities being offered pursuant to this prospectus on or about           , 2025.

Fees and Expenses

The following table shows the per share and total placement agent fees we will pay in connection with the sale of the securities in this offering.

	Per Share	Total
Public offering price
Placement agent fees
Proceeds to us, before expenses

We have agreed to pay the Placement Agent a cash fee equal to           % of the aggregate gross proceeds raised in this offering and a management fee equal to           % of the gross proceeds raised in this offering. In addition, we have agreed to pay the Placement Agent $            for its non-accountable expenses and up to $            for legal fees and out-of-pocket expenses and for its clearing expenses in the amount of up to $            . We estimate the total offering expenses of this offering that will be payable by us, excluding the Placement Agent fees and expenses, will be approximately $          .

Placement Agent Warrants

In addition, we have agreed to issue to the Placement Agent, or its designees, up to           warrants to purchase up to            common stock (which represents           % of the aggregate number of common stock issued in this offering and issuable upon the exercise of the pre-funded warrants issued in this offering) with an exercise price of $            per share (representing           % of the assumed public offering price per share) and exercisable for five years from the date of the commencement of sales in this offering. Such warrants will be subject to FINRA Rule 5110(e)(1) in that, except as otherwise permitted by FINRA rules, for a period of 180 days from the commencement of sales of this offering, the warrant shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person except as permitted by FINRA Rule 5110(e)(2). The Placement Agent warrants and underlying common stock are registered on the registration statement of which this prospectus is a part. The form of the Placement Agent warrant will be included as an exhibit to this registration statement of which this prospectus forms a part.

Right of First Refusal

We have granted the Placement Agent a right of first refusal for a period of 12 months following the closing of this offering to act as exclusive financial advisor, sole book-running manager, sole underwriter, sole placement agent or sole agent for each and every future debt financing or refinancing and public or private equity or debt offering or acquisition or disposition by us or any of our successors or subsidiaries.

Tail

We have also agreed to pay the Placement Agent a tail fee equal to the cash and warrant compensation in this offering, if any investor, who was contacted or introduced to us by the Placement Agent during the term of its engagement, provides us with capital in any public or private offering or other financing or capital raising transaction during the 12-month period following expiration or termination of our engagement of the Placement Agent.

Lock-up Agreements

We and our subsidiary have agreed with the Placement Agent to be subject to a lock-up period of 60 days following the date of closing of the offering pursuant to this prospectus. Each of our officers and directors have agreed with the Placement Agent to be subject to a lock-up period of 90 days following the date of closing of the offering pursuant to this prospectus. This means that, during the applicable lock-up period, we and such persons may not offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any of our shares of common stock or any securities convertible into, or exercisable or exchangeable for, shares of common stock, subject to customary exceptions. The Placement Agent may waive the terms of these lock-up agreements in its sole discretion and without notice. In addition, we have agreed to not issue any securities that are subject to a price reset based on the trading prices of our common stock or upon a specified or contingent event in the future, or enter into any agreement to issue securities at a future determined price for a period of two years following the closing date of this offering, subject to an exception. The Placement Agent may waive this prohibition in its sole discretion and without notice.

Regulation M

The Placement Agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by it and any profit realized on the resale of the securities sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As an underwriter, the Placement Agent would be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the Placement Agent acting as principal. Under these rules and regulations, the Placement Agent (i) may not engage in any stabilization activity in connection with our securities and (ii) may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Indemnification

We have agreed to indemnify the Placement Agent against certain liabilities, including certain liabilities arising under the Securities Act, or to contribute to payments that the Placement Agent may be required to make for these liabilities.

Determination of Offering Price

The actual offering price of the securities we are offering has been negotiated between us and the investors in the offering based on the trading of our common stock prior to the offering, among other things. Other factors considered in determining the public offering price of the securities we are offering include our history and our prospects, the state of the industry in which we operate, our recent operating results, the general condition of the securities markets at the time of this offering, and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by the Placement Agent, if any, participating in this offering and the Placement Agent may distribute prospectuses electronically. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the Placement Agent, and should not be relied upon by investors.

Other Relationships

From time to time, the Placement Agent or its affiliates have in the past or may in the future provide in the future, various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. However, except as disclosed in this prospectus, we have no present arrangements with the Placement Agent for any further services.

Listing

Our common stock is currently listed on the Nasdaq Capital Market under the symbols “ASNS.”

LEGAL MATTERS

The validity of the shares of the common stock offered by this prospectus will be passed upon for us by Pearl Cohen Zedek Latzer Baratz LLP, New York, NY. Certain legal matters in connection with this offering relating to U.S. law will be passed upon for us by Greenberg Traurig, LLP, New York, NY.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2024 have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1b to the financial statements) of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC under the Securities Act with respect to the securities offered in this prospectus. This prospectus, which is filed as part of a registration statement, does not contain all of the information set forth in the registration statement, some portions of which have been omitted in accordance with the SEC’s rules and regulations. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to in this prospectus are not necessarily complete and are qualified in their entirety by reference to each such contract, agreement or other document that is filed as an exhibit to the registration statement.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website. Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. The SEC’s website contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of that site is http://www.sec.gov.

We also maintain a website at www.actelis.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC.

However, the information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase our common stock in this offering.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information that we incorporate by reference is considered to be part of this prospectus. Because we are incorporating by reference our future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some or all of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded.

This prospectus incorporates by reference the documents listed below that have been previously filed with the SEC:

●	our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 24, 2025;

●	our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2025 filed with the SEC on May 13, 2025 and for the quarter ended June 30, 2025 filed with the SEC on August 14, 2025;

●	our Current Reports on Form 8-K filed with the SEC on February 4, 2025 (as amended on February 13, 2025); February 13, 2025; March 4, 2025; March 28, 2025; April 1, 2025; May 13, 2025; May 13, 2025; May 21, 2025, June 16, 2025; July 3, 2025; August 6, 2025; August 11, 2025; August 13, 2025; August 14, 2025; August 21, 2025; August 25, 2025; September 2, 2025; September 3, 2025; September 4, 2025 and September 18, 2025; and.

●	the description of our common stock, which is contained in the registration statement on Form 8-A filed with the SEC on May 4, 2022 (File No. 001-41375).

We also incorporate by reference all future documents (excluding information furnished pursuant to Items 2.02 and 7.01 of Form 8-K) we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, subsequent to the date of this prospectus and prior to the termination of the offering.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. Any statement contained in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a later statement contained in this prospectus or in any other document incorporated by reference into this prospectus modifies or supersedes the earlier statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus.

The information about us contained in this prospectus should be read together with the information in the documents incorporated by reference. You may request a copy of any or all of these filings, at no cost, by writing or telephoning us at Yoav Efron, Chief Financial Officer and Deputy Chief Executive Officer, 4039 Clipper Court, Fremont, CA 94538 USA, telephone number +1-510-545-1045 or by emailing us at yoave@actelis.com

Actelis Networks, Inc.

Shares of Common Stock

Up to            Common Stock Issuable Upon Exercise of the

Placement Agent Warrants

PRELIMINARY PROSPECTUS

H.C. Wainwright & Co.

, 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the securities being registered. All amounts shown are estimates, except for the SEC registration fee and FINRA fee.

Amount
SEC registration fee	$	*
FINRA fee	$	*
Accountants’ fees and expenses	$	*
Legal fees and expenses	$	*
Printing fees	$	*
Total expenses (other than Placement Agent’s fees)	$	*

*	To be filed by amendment.

We will pay all of the expenses related to the distribution of the securities being offered under this prospectus. Each of the above amounts (with the exception of the SEC registration fee and FINRA fee) are estimates.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Charter and Restated Bylaws, each as amended to date, provide that our company will indemnify, to the fullest extent permitted by the General Corporation Law of the State of Delaware, each person who is or was a director, officer, employee or agent of our company, or who serves or served any other enterprise or organization at the request of our company. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors’ fiduciary duty of care to our company and its stockholders. These provisions do not eliminate the directors’ duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to our company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware Law. The provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

In addition, Section 145 of the Delaware Law provides that a corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was an officer, director, employee or agent of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner the person reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to criminal proceedings, had no reasonable cause to believe that the person’s conduct was unlawful. A Delaware corporation may indemnify officers or directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against expenses (including attorneys’ fees) that he or she actually and reasonably incurred.

Our Charter and Bylaws provide for indemnification of directors and officers to the fullest extent permitted by the Delaware Law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

The following information represents securities sold by the Company within the past three years which were not registered under the Securities Act.

On May 4, 2023, we entered into a securities purchase agreement with an investor, pursuant to which we agreed to issue and sell to the investor in a private placement (i) 190,000 shares of our common stock, (ii) 754,670 pre-funded warrants to purchase up to 754,670 shares of our common stock and (iii) 944,670 shares of common stock issuable upon the exercise of common warrants, at a purchase price of $3.705 per share of common stock and related common warrant, or $3.7049 per pre-funded warrant and related common warrant, for a total aggregate gross proceeds of approximately $3.5 million. The offering closed on May 8, 2023. Following an amendment in September 2023, the common warrants now have an exercise price of $2.75 per share, are exercisable immediately upon issuance and expire five and one-half years following the issuance. The pre-funded warrants were sold in lieu of shares of common stock, are exercisable immediately upon issuance, have an exercise price of $0.0001 per share and expire when exercised in full. We also agreed to issue to the Placement Agent, 66,127 shares of common stock at an exercise price per share of $4.6313 and a term of five and one-half years.

On November 8, 2023, we issued to the Placement Agent an additional 55,000 shares of common stock issuable upon the exercise of common warrants, at a purchase price of $2.75 per share. As part of the December 2023 Private Placement, we agreed, subject to our shareholders approval, which has not yet been obtained, to amend the exercise price of the warrants to $1.18 per share.

On December 17, 2023, we entered into a securities purchase agreement with an investor, pursuant to which we agreed to issue and sell to the investor in a private placement (i) 301,000 shares of our common stock, (ii) 970,187 pre-funded warrants to purchase up to 970,187 shares of our common stock and (iii) 1,271,187 shares of common stock issuable upon the exercise of common warrants, at a purchase price of $1.18 per share of common stock and related common warrant, or $1.1799 per pre-funded warrant and related common warrant, for a total aggregate gross proceeds of approximately $1.5 million.  The offering closed on December 20, 2023. The common warrants have an exercise price of $1.18 per share, are exercisable immediately upon issuance and expire five and one-half years following the issuance. The pre-funded warrants were sold in lieu of shares of common stock, are exercisable immediately upon issuance, have an exercise price of $0.0001 per share and expire when exercised in full. We also agreed to issue to H.C. Wainwright & Co., LLC, the Placement Agent, 88,983 shares of common stock at an exercise price per share of $1.475 and a term of five and one-half years.

On June 5, 2024, we entered into an inducement letter with the holder of May 2023 Warrants. Pursuant to the inducement letter, the holder agreed to exercise for cash its May 2023 Warrants to purchase an aggregate of 999,670 shares of our common stock at an exercise price of $2.75 per share, in consideration of our agreement to issue the June 2024 Warrants to purchase up to an aggregate of 1,999,340 shares of our common stock, at an exercise price of $2.00 per share. We also agreed to issue to the Placement Agent 69,977 shares of common stock at an exercise price per share of $3.4375 and a term of five and one-half years. Our total aggregate gross proceeds were approximately $3.0 million, and the transaction closed on June 6, 2024.

On June 30, 2024, we entered into an inducement letter with the holder of June 2024 Warrants. Pursuant to the inducement letter, the holder agreed to exercise for cash 999,670 of its June 2024 Warrants to purchase an aggregate of 999,670 shares of our common stock at an exercise price of $2.00 per share, in consideration of our agreement to issue July 2024 Warrants to purchase up to an aggregate of 1,999,340 shares of our common stock, at an exercise price of $1.75 per share. We also agreed to issue to the Placement Agent 69,977 shares of common stock at an exercise price of $2.50 per share and a term of five and one-half years. Our total aggregate gross proceeds were approximately $2.25 million, and the transaction closed on July 2, 2024.

On June 30, 2025, we entered into the Purchase Agreement with certain Investors, pursuant to which we agreed to issue and sell to the Investors in the July 2025 Private Placement (a) 1,626,019 shares of Common Stock, (b) Series A-3 warrants to purchase up to 1,626,019 shares of Common Stock, and (c) Series A-4 Warrants to purchase up to 3,252,038 shares of Common Stock, for a purchase price of $0.615 per share and related Common Warrants, for a total aggregate gross proceeds of approximately $1 million. The July 2025 Private Placement closed on July 2, 2025.

On September 2, 2025, we entered into the Inducement Letter pursuant to which the a warrantholder of the Company exercised warrants to purchase an aggregate of 4,270,197 shares of the Company’s common stock, at an exercise price of $0.37 per share in consideration of the Company’s agreement to New Warrants to purchase up to an aggregate of 6,405,296 shares of the Company’s common stock at an exercise price of $0.37 per share. The Company received aggregate gross proceeds of approximately $1.6 million from the exercise of the Existing Warrants by the Holder, before deducting financial advisory fees and other offering expenses payable by the Company.

On September 27, 2025, we entered into the Common Stock Purchase Agreement, with White Lion pursuant to which the Company has the right, but not the obligation to require White Lion to purchase, from time to time, up to $30,000,000 in aggregate gross purchase price (the “Commitment Amount”) of newly issued shares of the Company’s Common Stock, subject to certain limitations and conditions set forth in the Common Stock Purchase Agreement.

Concurrently on September 27, 2025, the Company entered into the PIPE Purchase Agreement with White Lion, pursuant to which the Company agreed to issue and sell to White Lion in a private placement (i) 871,766 shares of Common Stock, and (ii) pre-funded warrants to purchase up to 3,128,234 shares of Common Stock (the “Pre-Funded Warrants”) for a purchase price of $0.2125 per share of Common Stock and $0.2124 per Pre-Funded Warrant, for a total aggregate gross proceeds of approximately $850,000. The Offering closed on September 29, 2025.

The securities above were offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act since, among other things, the transactions did not involve a public offering.

Item 16. Exhibits and Financial Statement Schedules

Exhibit No.	Description
3.1	Form of the Twenty-Fourth Amended and Restated Certificate of Incorporation of the Registrant, dated May 2, 2022 (as filed as Exhibit 3.5 to the Company’s Form S-1/A, filed on May 10, 2022)
3.2	Amended and Restated Bylaws of Actelis Networks, Inc. (as filed as Exhibit 3.4 to the Company’s Form S-1/A, filed on May 10, 2022)
4.1	Form of Representative’s Warrant (as filed as Exhibit 4.1 to the Company’s Form S-1/A, filed on May 2, 2022)
4.2	Form of Common Warrant (as filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on May 8, 2023)
4.3	Form of Pre-Funded Warrant (as filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on May 8, 2023)
4.4	Form of Placement Agent Warrant (as filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed on May 8, 2023)
4.5	Form of Common Warrant (as filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on December 20, 2023)
4.6	Form of Pre-Funded Warrant (as filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on December 20, 2023)
4.7	Form of Placement Agent Warrant (as filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed on December 20, 2023)
4.8	Form of Credit Agreement (as filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, as filed on February 14, 2024).
4.9	Form of Series A-3 Warrant (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed on July 3, 2025)
4.10	Form of Series A-4 Warrant (incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K filed on July 3, 2025)
4.11	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.3 of our Current Report on Form 8-K filed on July 3, 2025)
4.12	Form of New Warrant (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed on September 3, 2025)
4.13	Form of Placement Agent Warrant (incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed on September 3, 2025)
4.14*	Form of Placement Agent Warrant
5.1*	Opinion of Pearl Cohen Latzer Zedek Baratz LLP
10.1	Lease by and between Actelis Networks Israel, Ltd. and Moshe Smucha, dated January 13, 2000 (as filed as Exhibit 10.2 to the Company’s Form S-1/A, filed on May 2, 2022)
10.2	First Amendment to the Lease and Management Agreements from October 22, 2017, by and between Homerton Investments, Ltd. and Actelis Networks Israel Ltd., dated April 14, 2021 (as filed as Exhibit 10.3 to the Company’s Form S-1/A, filed on May 2, 2022)
10.3	Employment Agreement between Actelis Networks, Inc. and Mr. Tuvia Barlev dated February 15, 2015 (as filed as Exhibit 10.9 to the Company’s Form S-1/A, filed on May 2, 2022)
10.4	Offer letter between Actelis Networks, Inc. and Mr. Yoav Efron dated November 30, 2017 (as furnished as Exhibit 10.10 to the Company’s Form S-1/A, filed on May 10, 2022)
10.5	Employment Agreement between Actelis Networks Israel, Ltd. And Mr. Yoav Efron dated November 30, 2017 (as furnished as Exhibit 10.11 to the Company’s Form S-1/A, filed on May 10, 2022)
10.6	Consulting Agreement between Actelis Networks, Inc. and Barlev Enterprises dated February 20, 2015 (as furnished as Exhibit 10.12 to the Company’s Form S-1/A, filed on May 10, 2022)
10.7	Actelis Networks, Inc. 2015 Equity Incentive Plan (as filed as Exhibit 10.13 to the Company’s Form S-1, filed on April 15, 2022)
10.8	Amendment No. 1 to 2015 Equity Incentive Plan (as filed as Exhibit 10.14 to the Company’s Form S-1, filed on April 15, 2022)
10.9	Senior Loan Agreement between Migdalor Business Investment Fund and Actelis Networks Israel, Ltd., dated December 2, 2020 (as filed as Exhibit 10.16 to the Company’s Form S-1, filed on April 15, 2022)
10.10	Amendment Number 1 to Senior Loan Agreement between Migdalor Business Investment Fund and Actelis Networks Israel, Ltd., dated November 17, 2021 (as filed as Exhibit 10.17 to the Company’s Form S-1, filed on April 15, 2022)

10.11	Securities Purchase and Loan Repayment Agreement between Actelis Networks, Inc. and Mr. Tuvia Barlev dated April 15, 2022 (as filed as Exhibit 10.18 to the Company’s Form S-1, filed on April 15, 2022)
10.12	Form of Securities Purchase Agreement (as filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on May 8, 2023)
10.13	Form of Registration Rights Agreement (as filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on May 8, 2023)
10.14	Form of Warrant Amendment (as filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on December 20, 2023)
10.15	Form of Securities Purchase Agreement (as filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on December 20, 2023)
10.16	Form of Warrant Amendment (as filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on December 20, 2023)
10.17	Form of Registration Rights Agreement (as filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on December 20, 2023)
10.18	Form of Inducement Letter (as filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on June 6, 2024)
10.19	Form of June 2024 Warrant (as filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 6, 2024)
10.20	Form of June 2024 Placement Agent Warrant (as filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 6, 2024).
10.21	Form of Inducement Letter (as filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on July 2, 2024)
10.22	Form of July 2024 New Warrant (as filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on July 2, 2024)
10.23	Form of July 2024 Placement Agent Warrant (as filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on July 2, 2024).
10.24	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on July 3, 2025)
10.25	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed on July 3, 2025)
10.26	Form of Inducement Letter (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on September 3, 2025)
10.27*	Form of Common Stock Purchase Agreement
10.28*	Form of White Lion RRA
10.29*	Form of PIPE Purchase Agreement
10.30*	Form of Pre-Funded Warrant
10.31*	Form of Securities Purchase Agreement
23.1*	Consent of Kesselman & Kesselman, Certified Public Accountants (Isr.) a member firm of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Company
24.1*	Power of Attorney
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
107*	Filing Fee Table

*	To be filed by amendment.

(b) Financial Statement Schedules

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is included in the consolidated financial statements or related notes incorporated herein by reference.

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii), and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	That, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes:

(1)	That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2)	That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Freemont, California on          , 2025.

ACTELIS NETWORKS, INC.

By:
Tuvia Barlev
Chief Executive Officer and Secretary

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTED, that each director and officer of Actelis Networks, Inc. whose signature appears below hereby appoints Tuvia Barlev and Yoav Efron, and each of them severally, acting alone and without the other, his/her true and lawful attorney-in-fact with full power of substitution or re-substitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments, including post-effective -amendments to this Registration Statement, and to sign any and all additional registration statements relating to the same offering of securities of the Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

Chief Executive Officer and Chairman of the Board of Directors
Tuvia Barlev	(Principal Executive Officer)

Chief Financial Officer and Deputy Chief Executive Officer
Yoav Efron	(Principal Financial Officer and Principal Accounting Officer)

Director
Niel Ransom

Director
Julie Kunstler

Director
Gideon Marks